Exhibit 99.1

SUZANO S.A.
Publicly Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, December 12, 2019 — Suzano S.A. (“Suzano” or “Company”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the general market that it entered into, on the date hereof, an Agreement for Sale of Standing Forests and Other Covenants with Klabin S.A. (“Klabin”), through which the Company sold and Klabin purchased standing eucalyptus forests, located in the southern area of the State of São Paulo, representing approximately 14 thousand hectares of planted forests (“Forests Sales Transaction”), which currently constitute nonoperational assets of the Company, for an aggregate amount of approximately R$400 million (four hundred million reais). Payment will be made proportionately to the volume of forest harvested and will occur from 2020 to 2026.

The Forests Sales Transaction is aligned with the Company’s deleveraging plan announced to the market on October 31, 2019, and confirms the financial discipline adopted by Suzano in the execution of its Financial Debt Policy.

São Paulo, December 12, 2019

Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer